                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                             DOUBLETREE CORPORATION
                             ----------------------
                                (Name of Issuer)


                                  COMMON STOCK
                                  ------------
                         (Title of class of securities)


                                   258624105
                                   ---------
                                 (CUSIP NUMBER)


                                --------------
                             David L. Stivers, Esq.
                             Doubletree Corporation
                             410 North 44th Street
                                   Suite 700
                            Phoenix, Arizona  85008
                                 (602) 220-6666
                                 --------------
          (Name, address and telephone number of person authorized to receive notices and communications)


                               February 27, 1996
                               -----------------
            (Date of event which requires filing of this statement)

             If the filing person has previously filed a statement
             on Schedule 13G to report the acquisition which is the
                subject of this Schedule 13D, and is filing this
                  schedule because of Rule 13d-1(b)(3) or (4),
                         check the following box [  ].

              Check the following box if a fee is being paid with
                             this statement [ X ].

CUSIP No. 258624105             SCHEDULE 13D   Page     2    of     8   Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons
                 KIMBERLY A. SOLMSON
                 SSN ###-##-####
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]

                 N/A                                                (b)   [ X ]
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds*
                 SC (EXCHANGE FOR COMMON STOCK OF UNAFFILIATED CORPORATION)
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [   ]
          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
                 U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                         51,755
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                          ----
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                        51,755
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                    ----
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
               51,755
          ---------------------------------------------------------------------

 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
               .23%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person*
               IN (INDIVIDUAL)
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This statement relates to the Common Stock of Doubletree Corporation ("Doubletree"), a Delaware corporation, having its principal executive offices at 410 North 44th Street, Suite 700, Phoenix, Arizona 85008.

Item 2.  Identity and Background.

         (a) The Reporting Person and other members of the group to which this statement relates (the "Reporting Group") are members of the family of Robert
M. Solmson.  The name of each member of the Reporting Group is set forth below:

             Robert M. Solmson
             Jacilyn S. Solmson
             Kimberly A. Solmson
             Robert T. Solmson

         (b) The residence or business address of each member of the Reporting Group is set forth below:

                 Name                                       Address
                 ----                                       -------
         Robert M. Solmson                         889 Ridge Lake Boulevard
                                                   Suite 100
                                                   Memphis, TN 38120

         Jacilyn S. Solmson                        5860 Fairwood Lane
                                                   Memphis, TN  38119

         Kimberly A. Solmson                       5860 Fairwood Lane
                                                   Memphis, TN  38119

         Robert T. Solmson                         5860 Fairwood Lane
                                                   Memphis, TN  38119


         (c) The principal occupation and business address of each member of the group is set forth below:

                 Name             Principal Occupation                      Business Address
                 ----             --------------------                      ----------------
         Robert M. Solmson        Chief Executive Officer,                  889 Ridge Lake Blvd.
                                  President and Chairman                    Suite 100
                                  of the Board of RFS                       Memphis, TN 38120
                                  Hotel Investors, Inc.

         Jacilyn S. Solmson       Not applicable                            Not applicable

         Kimberly A. Solmson      Not applicable               Not applicable

         Robert T. Solmson        Not applicable               Not applicable

         (d) During the last five years, no member of the Reporting Group has been convicted in a criminal proceeding.

         (e) During the last five years, no member of the Reporting Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

         (f) Each member of the Reporting Group is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

         Effective February 27, 1996, RFS, Inc. was merged (the "Merger") with a wholly-owned subsidiary of Doubletree. In connection with the Merger, Robert
M. Solmson received 955,955 shares of Doubletree Common Stock in exchange for 314 shares of RFS, Inc. Common Stock, Jacilyn S. Solmson received 48,711 shares of Doubletree Common Stock in exchange for 16 shares of RFS, Inc. Common Stock, Robert T. Solmson received 51,755 shares of Doubletree Common Stock in exchange for 17 shares of RFS, Inc. Common Stock and Kimberly A. Solmson received 51,755 shares of Doubletree Common Stock in exchange for 17 shares of RFS, Inc. Common Stock.

Item 4.  Purpose of Transaction.

         (a) Under the Second Amendment to the Incorporation and Registration Rights Agreement dated February 27, 1996 (the "Registration Rights Agreement"), each member of the Reporting Group will have the right to demand registration of up to 50% of his shares of Doubletree Common Stock, (less ten percent of his or her shares placed in escrow pursuant to the terms of the Agreement and Plan of Merger, dated February 27, 1996, among RFS, Inc., Doubletree Corporation and Seedling Merger Subsidiary, Inc.), for sale prior to February 27, 1997. Each member of the Reporting Group will have the right to demand registration of his or her remaining shares of Doubletree Common Stock at any time after February 27, 1997.

         (b) N/A

         (c) N/A

         (d) N/A

         (e) N/A

         (f) N/A

         (g) N/A

         (h) N/A

         (i) N/A

         (j) N/A

Item 5.  Interest in Securities of the Issuer.

         (a)(b) The number of shares of the Common Stock beneficially owned by each member of the Reporting Group is set forth below. Each member of the Reporting Group has sole voting and investment power over shares of the Doubletree Common Stock beneficially owned by him or her. Each member of the Reporting Group disclaims beneficial ownership of shares of the Doubletree Common Stock held by other members of the Reporting Group.

                 Name                      Number of Shares                  Percent*
                 ----                      ----------------                  -------
         Robert M. Solmson                   955,955 (1)                       4.31%
         Jacilyn Solmson                      48,711 (2)                        .22%
         Kimberly A. Solmson                  51,755 (3)                        .23%
         Robert T. Solmson                    51,755 (4)                        .23%

- ------------------
         * Based on 22,163,686 shares of Common Stock outstanding on February 27, 1996.

         (1) 95,595 shares are held by Montgomery Securities, as escrow agent pursuant to an Escrow Agreement dated February 27, 1996 entered into in connection with the Merger (the "Escrow Agreement"). The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mr. Solmson.
Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mr. Solmson has sole voting power with respect to his shares held in escrow.

         (2) 4,871 shares are held by Montgomery Securities pursuant to the Escrow Agreement. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mrs. Solmson. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mrs. Solmson has sole voting power with respect to her shares held in escrow.

         (3) 5,175 shares are held by Montgomery Securities pursuant to the Escrow Agreement. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Ms. Solmson. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Ms. Solmson has sole voting power with respect to her shares held in escrow.

         (4) 5,175 shares are held by Montgomery Securities pursuant to the Escrow Agreement. The escrow expires on February 27, 1997 at which time all shares not subject to claims by Doubletree or RFS, Inc. under the Merger Agreement will be released to Mr. Solmson. Shares held in escrow are subject to claims by Doubletree and RFS for indemnification of losses suffered by Doubletree or RFS as a result of a breach of representations and warranties made on behalf of RFS, Inc. and its principal shareholders in the Merger Agreement. Mr. Solmson has sole voting power with respect to his shares held in escrow.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See description of the Registration Rights Agreement described in Item 4(a) above and the Escrow Agreement described in Item 5(b) above.


Item 7.  Material to be Filed as Exhibits.

         Second Amendment, Incorporation and Registration Rights Agreement dated February 27, 1996 by and among Doubletree Corporation, a Delaware corporation, The Ueberroth Family Trust, The Ueberroth Investment Trust, Mr. Richard J. Ferris, Ridge Partners, L.P. and Mr. Robert M. Solmson, for himself and as attorney-in-fact for the former shareholders of RFS, Inc.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:    3/8/96                           By: /s/ Robert M. Solmson
      --------------------------               -------------------------------
                                                as attorney-in-fact for
                                                Kimberly A. Solmson
                                           Name: Robert M. Solmson

                                 EXHIBIT INDEX

Exhibit                                    Description
- -------                                    -----------
10.1         Second Amendment to the Incorporation and Registration Rights Agreement dated February 27, 1996 by and among Doubletree Corporation, a Delaware corporation, The Ueberroth Family Trust, The Ueberroth Investment
             Trust, Mr. Richard J. Ferris, Ridge Partners, L.P. and Mr. Robert M. Solmson, for himself and as attorney-
             in-fact for the former shareholders of RFS, Inc.


10.2         Escrow Agreement dated February 27, 1996 between Doubletree Corporation, a Delaware corporation, RFS, Inc., a Tennessee corporation, Robert M. Solmson, as agent and attorney-in-fact for the consenting shareholders of RFS, Inc. and Montgomery Securities.

24.1         Power of Attorney dated March 7, 1996 appointing Robert M. Solmson as attorney-in-fact for Kimberly A.
             Solmson.